UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED): OCTOBER 17, 2003

NATIONAL BANCSHARES CORPORATION
(Exact name of registrant as specified in its charter)

Ohio	0-14773	34-1518564
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

112 West Market Street, Orrville, Ohio 44667
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (330) 682-1010

ITEM 7. FINANCIAL STATEMENTS AND EXHIBITS.

(c)   Exhibits

Exhibit 99.1 National Bancshares Corporation press release dated October 17, 2003 containing unaudited financial information and accompanying discussion for the quarter ended September 30, 2003.

ITEM 9. REGULATION FD DISCLOSURE.

PRESS RELEASE. On October 17, 2003, National Bancshares Corporation issued a press release containing unaudited financial information and accompanying discussion for the quarter ended September 30, 2003. A copy of the press release is attached to this Current Report as Exhibit 99.1 and is incorporated into this report by reference.

**SIGNATURE**

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

National Bancshares Corporation

Date: October 17, 2003   /s/Charles J. Dolezal

Charles J. Dolezal, President